SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934*

                              Cleveland-Cliffs Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    185896107
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 January 7, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 185896107                                            Page 2 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,500,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,500,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             1,500,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 185896107                                            Page 3 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Management Company L.L.C.               I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,500,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,500,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             1,500,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D filed on February 23, 2004 (the "Schedule 13D"), and is being filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Amendment No. 1 relates to the Common Shares, par value $1.00 per share, of Cleveland-Cliffs Inc., an Ohio corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Shares" are to such Common Shares of the Company. This Amendment No. 1 is being filed to report a change in beneficial ownership of in excess of 1% of the total outstanding Common Shares. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Shares to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Shares by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Shares. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

All information in this Amendment No. 1 regarding the Company reflects an adjustment for a two-for-one stock split effected on December 31, 2004.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The Funds expended an aggregate of $33,639,443.95 of their own investment capital to acquire the 1,500,000 shares of Common Shares held by them (the "Shares"). The Shares were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. (the "Primary Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The purpose of the acquisition of the Shares by the Funds is for investment. The Reporting Persons may cause the Funds to make further acquisitions of Common Shares from time to time or to dispose of any or all of the shares of Common Shares held by the Funds at any time.

     The Reporting Persons believe that the Company shares are significantly undervalued based on iron ore price increases that should take effect shortly. In addition, the Reporting Persons believe that the Company's current market valuation does not reflect the inherent value of the Company's interest in the Mesabi Nugget Project which could generate significant incremental cash flow.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Amendment No. 1, the Management Company beneficially owns 1,500,000 shares of Common Shares. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 6.9% of the 21,588,990 million shares of Common Shares outstanding at October 21, 2004 as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 2004, and adjusted for a two-for-one stock split effected on December 31, 2004. None of the individual Funds owns a number of shares of Common Shares equal to or greater than 5% of such total Common Shares outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,500,000 shares of Common Shares held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Shares during the sixty days prior to the date requiring filing. All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Broker.

     Except as set forth above, during the last sixty days there were no transactions in the Common Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.




             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   Schedule A
                                   ----------

          (Transactions by the Funds in Common Shares during the sixty days prior to the date requiring filing and adjusted for a two-
               for-one stock split effected on December 31, 2004)

-------------------- ------------------- ---------------- ----------------------
        Date             Transaction         Shares           Price Per Share

-------------------- ------------------- ---------------- ----------------------
     11/30/2004              BUY              30,000             $ 48.475
-------------------- ------------------- ---------------- ----------------------
     11/30/2004             SELL             (30,000)            $ 48.475
-------------------- ------------------- ---------------- ----------------------
      1/3/2005               BUY              47,500             $ 51.51000
-------------------- ------------------- ---------------- ----------------------
      1/3/2005              SELL             (47,500)            $ 51.51000
-------------------- ------------------- ---------------- ----------------------
      1/6/2005               BUY              50,000             $ 48.88350
-------------------- ------------------- ---------------- ----------------------
      1/6/2005               BUY             100,000             $ 49.15640
-------------------- ------------------- ---------------- ----------------------
      1/7/2005               BUY             110,000             $ 51.24030
-------------------- ------------------- ---------------- ----------------------
     1/10/2005               BUY              40,000             $ 52.63290
-------------------- ------------------- ---------------- ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 11, 2005


                                        THIRD POINT MANAGEMENT
                                        COMPANY L.L.C.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


                                        /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb










               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                                 WITH RESPECT TO
                             CLEVELAND-CLIFFS INC.]